                                                                      EXHIBIT 12

                              Birds Eye Foods, Inc.
                 Statement of Ratio of Earnings to Fixed Charges

Birds Eye Foods, Inc.'s ratio of earnings to fixed charges for the five years ended June 24, 2006 were as follows:

                                                                                                                     Fiscal Year
                                                      Fiscal Year Ended June                Periods Ended            Ended June
                                                 -------------------------------  ---------------------------------  -----------
                                                                                      Successor       Predecessor
                                                 Successor  Successor  Successor  August 19, 2002-  June 30, 2002-   Predecessor
                                                    2006      2005       2004      June 28, 2003    August 18, 2002      2002
                                                 ---------  ---------  ---------  ----------------  ---------------  -----------
Pretax income/(loss) from continuing operations     24,802     32,296     42,983            36,018              412     (143,781)
Less: Income from joint venture                          -          -          -            (1,770)            (277)      (2,457)
                                                 ---------  ---------------------------------------------------------------------
Pretax income/(loss) from continuing operations
   before earnings from joint venture               24,802     32,296     42,983            34,248              135     (146,238)

Fixed charges:
   Interest expensed                                32,936     28,456     31,326            39,807            7,416       61,331
   Interest capitalized                                 21        155        476               294               32          533
   Rentals (A)                                       4,000      3,433      3,200             3,404              529        3,833
                                                 ---------  ---------------------------------------------------------------------
      Total fixed charges                           36,957     32,044     35,002            43,505            7,977       65,697

Plus: Amortization of capitalized interest               2         13         40                25                3           44

Plus: Distributed income of joint venture                -          -          -               661                -          662

Less: interest capitalized                             (21)      (155)      (476)             (294)             (32)        (533)

                                                 ---------  ---------------------------------------------------------------------
Earnings available to cover fixed charges           61,740     64,198     77,549            78,145            8,083      (80,368)

Ratio of earnings to fixed charges                    1.67       2.00       2.22              1.80             1.01           (B)

(A) One-third (the proportion deemed representative of the interest factor) of rent expense.

(B) For fiscal 2002, earnings available to cover fixed charges was insufficient by $146.1 million.